

10035240

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Castle Creek Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6051 El Tordo
(No. and Street)

Rancho Santa Fe (City) CA (State) 92067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Moody 858-756-8300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name)*

One Mid America Plaza, Suite 700, P.O. Box 3697 (Address) Oak Brook (City) IL (State) 60522-3697 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Ruh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Castle Creek Financial LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JENNIFER LIAN
COMM. #1676404
Notary Public - California
San Diego County
My Comm. Expires Jun. 19, 2010
NR01

By: Castle Creek Financial LLC

Executive Vice President



Signature



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)
Rancho Santa Fe, California

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

CONTENTS

REPORT OF INDEPENDENT AUDITORS 1

FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL CONDITION 2

NOTES TO STATEMENTS OF FINANCIAL CONDITION 3



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Members of
Castle Creek Financial LLC

We have audited the accompanying statements of financial condition of Castle Creek Financial LLC (the Company) as of December 31, 2009 and 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Castle Creek Financial LLC as of December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 22, 2010

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 68,000	$ 50,000
Prepaid expenses	16,000	19,000
Equity securities	778,000	997,000
Total assets	$ 862,000	$ 1,066,000
LIABILITIES AND MEMBERS' EQUITY		
Liabilities	$ 51,000	$ 1,000
Members' equity	811,000	1,065,000
Total liabilities and members' equity	$ 862,000	$ 1,066,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Castle Creek Financial LLC (the Company), a Delaware Limited Liability Company, has been licensed by the Securities and Exchange Commission and the Financial Industry Regulatory Authority to operate as a broker/dealer. The Company does not directly solicit or execute securities transactions or hold funds or securities, or owe money or securities to customers. The Company also does not carry accounts of or for customers.

The Company was formed on March 20, 1996 primarily to facilitate acquisitions and mergers and to provide advisory services. The Company earns advisory and placement fees for its services to clients. The Company is a limited liability company. Limited liability companies (LLCs) are formed in accordance with the laws of the state in which they are organized. LLCs are generally unincorporated associations of two or more persons, their members have limited personal liability for the obligations or debts of the entity, and they are classified as a company for federal income tax purposes. The Company is made of eight members. Eggemeyer Corp., WJR Advisory Corp., and Legions III Corp. own 40.0%, 20.0%, and 12.5% of the Company, respectively. The other members each own less than 10%. In accordance with the operating agreement of the Company, the terms of the Company shall be 99 years unless the Company is dissolved earlier in accordance with the provisions of the operating agreement or the Delaware Limited Liability Company Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsequent Events: The Company has evaluated subsequent events for recognition and disclosure through February 22, 2010, which is the date the financial statements were issued.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results may differ from those estimates. The fair values of equity securities are particularly subject to change.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Equity Securities: Equity security transactions are recorded on the trade date. Equity securities are carried at fair value.

The Company utilizes a valuation methodology to determine the fair value (consensus value) of equity securities. Under this methodology, the current market (bid) price, a discounted cash flow model price, and a peer group valuation price are determined. From an evaluation of these values, the Company determines the consensus value per share. If the consensus value is

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

deemed too high, then a lower value that is more reflective of an appropriate value (modified value) may be established. The lower of the consensus value or modified value is multiplied by the number of shares owned to determine the fair value. Securities are carried at this fair value with changes in unrealized gains (losses) included in the statement of income.

The fair value estimates are made at a specific point in time and are based on relevant market information and information about the securities. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Income Taxes: The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The effect of adopting this new guidance was not material.

No income tax provision has been recorded in the Company's financial statements because the liability is that of the individual members and not the Company. The Company's federal and state income tax returns for tax years 2006 and prior are no longer subject to examination under respective statutes of limitations.

NOTE 3 - SCHEDULE OF EQUITY SECURITIES

The cost and fair value of equity securities at December 31, 2009 and 2008 is as follows:

	Number of Shares	Cost	Fair Value
2009			
The BANKshares, Inc.	133,000	$ 1,330,000	$ 778,000
2008			
The BANKshares, Inc.	133,000	$ 1,330,000	$ 997,000

(Continued)

NOTE 4 - FAIR VALUE

Fair value is the exchange price what would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantages market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Equity securities are valued based on the Company's own assumptions and pricing methodology as described in Note 2.

Assets and Liabilities Measured on a Recurring Basis: At December 31, 2009 and 2008, the Company had equity securities with a fair value measurement of $778,000 and $997,000 using significant unobservable inputs (Level 3). There were no purchases, issuances, settlements, or transfers of equity securities in or out of Level 3 during 2009 and 2008.

NOTE 5 - RELATED PARTIES

Under the Partnership agreements of Castle Creek Capital Partners Fund IIa, LP (Fund IIa), Castle Creek Capital Partners Fund IIb, LP (Fund IIb), and Castle Creek Capital Partners Fund III, LP (Fund III) (collectively, the Funds), each deemed a related party of the Company, the Company may provide advisory services to Portfolio Companies in which the Funds invest and other entities that are not Portfolio Companies. In the event the Company earns advisory fees from Portfolio Companies, the Company is to pay the respective fund's partnership management fees to Castle Creek Capital LLC (CCC), the general partner of Fund IIa and Fund IIb, and Castle Creek Advisors, LLC (CCA), the manager of Fund III, in an amount equal to the respective fund's fully diluted percentage profit interest in such Portfolio Company, divided by 100%. In the event the Company earns advisory fees (as defined in the partnership agreements), from non-portfolio companies, the Company is to pay the respective fund's partnership management fees to CCC and CCA in an amount equal to 10% of the net fees received.

(Continued)

NOTE 5 - RELATED PARTIES (Continued)

For the year ended December 31, 2009 and 2008, the Company provided no advisory services to Portfolio Companies or non-portfolio companies.

At December 31, 2009 and 2008, the Company owes $50,000 and $0 to related parties and has no amounts due from related parties. The Company maintains bank accounts with Pacific Western Bank, whose holding company is a Portfolio Company of Fund IIa and Fund IIb.

NOTE 6 - NET CAPITAL

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the Rule, equal to the greater of $5,000 or 6-2/3% of "total aggregate indebtedness," as defined. As of December 31, 2009 and 2008, the Company had excess "net capital" of $12,000 and $44,000, which is the capital in addition to its minimum required capital of $5,000.

NOTE 7 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2009 or 2008.

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)
Rancho Santa Fe, California

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

Filed Pursuant to
Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5(e) Thereunder